Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone
416 364 7813 Facsimile

www.fasken.com

July 24, 2007
File/Matter No.: 203249.00941

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Olympus Pacific Minerals Inc. ("Olympus")

We refer to the short form prospectus dated July 24, 2007 (the " Prospectus") of Olympus.

We hereby consent to the reference to our firm name on the second page of the Prospectus. We also hereby consent to the reference to our firm name under the headings "Legal Matters" and "Interests of Experts", and to the reference to our firm name and to the use of our opinions under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be quoted from or referred to, in whole or in part, in the Prospectus or any other document and should not be relied upon for any other purpose.

Yours truly,

"Fasken Martineau DuMoulin LLP"

DM_TOR/203249-00941/2263217.1